EXHIBIT 99.1

PRESS RELEASE

Magna Announces CAD Senior Notes Offering

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

AURORA, Ontario, March 07, 2023 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today announced that it has entered into an agency agreement providing for the issuance, by way of private placement in each of the provinces of Canada, of CAD$350 million aggregate principal amount of senior unsecured notes due 2031. The notes will bear interest at an annual rate of 4.95% and will mature on January 31, 2031. The offering is expected to close on March 10, 2023, subject to customary closing conditions.

Magna intends to use the net proceeds from this offering to finance a portion of the cost of its proposed acquisition of the Veoneer Active Safety business (the “Veoneer Acquisition”) and to pay related fees and expenses, and for general corporate purposes, which may include the repayment of its existing indebtedness. However, the completion of this offering is not contingent upon the completion of the Veoneer Acquisition. In the event that (x) the Veoneer Acquisition is not consummated on or prior to December 19, 2023 or such later date as the parties to the agreement (the “Equity Purchase Agreement”) governing the Veoneer Acquisition may agree as the “End Date” thereunder (the “End Date”) or (y) the Equity Purchase Agreement is terminated, Magna will be required to redeem all of the notes then outstanding at a redemption price equal to 101% of the principal amount of the notes plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

RBC Capital Markets, Scotiabank and TD Securities are acting as joint bookrunners for the offering.

This release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities, in any province or jurisdiction in which such an offer, solicitation or sale would be unlawful. The notes have not been and will not be qualified for distribution to the public by prospectus under the securities laws of any province or territory of Canada and will not be registered under the Securities Act of 1933, as amended, or any state securities laws and will not be offered or sold in the United States, nor will they be offered or sold in any country other than Canada. The notes will be offered on a private placement basis in Canada to “accredited investors” who are not individuals, unless such individuals are also “permitted clients” under applicable Canadian securities laws.

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT

Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com │ 248.761.7004

OUR BUSINESS1

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of over 168,0002 employees and an organizational structure designed to innovate like a startup. With 65+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 343 manufacturing operations and 88 product development, engineering and sales centres spanning 29 countries.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”). Forward-looking statements in this press release include, but are not limited to, the expected closing date of the offering, the intended use of the net proceeds from the offering, the consummation of the Veoneer Acquisition and any redemption of the notes and are subject to, and expressly qualified by, the cautionary disclaimers that are set out in Magna’s regulatory filings. Please refer to the confidential offering memorandum relating to the offering of the notes, as well as Magna’s most current Management’s Discussion and Analysis of Results of Operations and Financial Position, Annual Information Form and Annual Report on Form 40-F, as replaced or updated by any of Magna’s subsequent regulatory filings, which set out the cautionary disclaimers, including the risk factors that could cause actual events to differ materially from those indicated by such forward-looking statements.

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1 Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.
2 Number of employees includes approximately 158,000 employees at our wholly owned or controlled entities and over 10,000 employees at certain operations accounted for under the equity method.